FILED AS CORRESPONDENCE ON EDGAR

July 21, 2010

Russell Mancuso

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20349

Attn:	Allicia Lam

Re:	GreenCell, Incorporated
Form S-1
File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Commission’s June 23, 2010 comments pertaining to the Form S-1, Amendment Number 2, filed by GreenCell, Incorporated (hereafter referred to as the “we”, or “us” or “our”) as of this date.

Table of Contents, page 2

Response to Comment 1

We have reviewed the Division of Corporation Finance’s (the “Division”) guidance and determined that the following disclosure included in Amendment No. 1 is inconsistent with Securities Act Section 12 and has been deleted:

“You should assume that the information in this Prospectus is accurate as of the date on the front of this Prospectus only. Our business, financial and results of operations and prospects may have changed since that date.”

Location at page 2.

Our Business, page 3

Response to Comment 2

We have revised the “Our Business” section to describe the nature of the igniter product we are currently developing indicated by the bolded statement below:

“We are in the business of developing gas appliance igniters, oxygen sensors, fuel cells and brake pads using SenCer Inc.’s (hereafter referred to as “SenCer”) proprietary technologies for the automotive, home appliance and cooling industries. We are currently developing our UltraTemp Ceramic igniter, which is designed to create a strong and durable bond between any ceramic or metal conductor to our proprietary fiber matrix composite designated as UltraTemp-C for use as a gas systems igniter in gas appliances, gas heating systems, outdoor appliances, water heaters, and fuel cells.”

Location at page     .

Risk Factors, page 5

Response to Comment 3

We have deleted the following disclosure to eliminate any implication that we have omitted material risks:

“The risks and uncertainties described below are not the only ones we face. There are additional risks and uncertainties that we may not presently know or that we now believe are currently immaterial or unlikely to occur that may also impair our business operations.”

Location page 6.

Response to Comment 4

We have included additional disclosure regarding the fuel cell industry and material hurdles it faces in: (a) our Description of Business/Industry Background under “Fuel Cells”; and (b) a risk factor pertaining to the intense competition in the fuel cell industry.

Location at p.21 (Fuel Cells Industry Background)

Location at p.11 (Risk Factor—Fuel Cell Competition)

We face intellectual property rights, page 7

Response to Comments 5, 6, and 7

We have reviewed our risk disclosure regarding intellectual property rights and determined that the matters addressed in comments 5, 6, and 7 are immaterial risks that could generally be applied to any company at a similar stage of development and/or in possession of similar intellectual property; accordingly, those matters do not constitute appropriate risk disclosure under the materiality concepts of the federal securities laws or the Commission’s Plain English rules and we have deleted them from our disclosure. We do not believe that there is a current material risk that claims may be brought against us for patent infringement (Comment 5) or competitors developing technology will obtain priority to intellectual property claims before we obtain patent protection (Comment 6), because our intellectual property is sufficiently unique. For the same reason, we believe there is no specific or implied basis upon which to believe that there is current unauthorized use of our intellectual property (Comment 7).

Although we disclose that we and SenCer intend to jointly file patents with the United States Patent and Trademark Office, there remains a material risk that we will not file for patent protection because we do not have adequate financial resources to do so or otherwise. Accordingly, we have revised our intellectual property to only reflect that risk, as follows:

Because we have not filed for patent protection of our technologies, we face the risk of our technologies not being adequately protected.

We have not applied to patent protection of our licensed technologies or processes with the US Patent and Trademark Office; if we fail to do so, we may be unable to adequately protect our intellectual property, especially if the designs and materials used in our products are replicated by our competitors. Further, even if we file for patent protection, there is no assurance that it will be approved by the US Patent and Trademark Office.

Location at page 7.

We do not intend to voluntarily file a registration on Form 8-A…page 11

Response to Comment 8

We have revised our risk factor to address all of the bullet points contained in Comment 8.

Location at page 11.

There are potential and actual conflicts, page 11

Response to Comment 9

We have added the following additional disclosure (bolded only in this correspondence for illustrative purposes herein) to explain the nature of each conflict:

There are potential conflicts of interest between us and our officers, directors, consultants and companies that they are affiliated with that may favor their interests over our interests and that of our shareholders

We have potential conflicts of interests involving our officers, directors, consultants and companies that they are related to, as follows:

•

David Burt, our Chief Technology Officer/Director, owns 51% of our co-founder, SenCer, and is its President; therefore, there is a potential conflict of interest between David Burt’s ownership interest wherein David Burt may favor the interests of SenCer over our interests, by devoting a disproportionate amount of his work to SenCer rather than us;

•

Samuel Reeder, our Director, is also a Director of SenCer. Reeder Ventures, Inc. (“Reeder Ventures”), a company under Samuel Reeder’s control. Reeder Ventures and Samuel Reeder individually loaned SenCer a total of $1,213,000, which Reeder Ventures loans are convertible into 4208 Class A voting shares or 28.6% of SenCer’s Class A shares and 5746 Class B non-voting shares or 35% of the Class B shares. Therefore, there is a potential conflict of interest between Samuel Reeder’s present and/or future financial or equity interests in SenCer and our interests. Additional details regarding these loans are located at page 40;

•

Dan Valladao, our President/Chief Executive Officer/Chief Financial Officer/Chief Accounting Officer/Chairman of the Board, is also the Chief Executive Officer of our co-founder, General Automotive, and owns 24% of its outstanding shares; therefore, there is a potential conflict of interest between Dan Valladao’s officer and director positions with us and General Automotive and whether he will favor the interests of General Automotive over our interests; and .

•

We have employment agreements with our Chief Executive Officer and Chief Technology Officer providing for officer salaries and Board of Director awarded bonuses, which are detailed beginning on page 32 of this Prospectus; therefore, there is a potential conflict of interest between the financial incentives we provide to them and our interests.

Our founders/officers/directors/consultants may favor their own interests over yours, which may lead to actual conflicts of interest and may cause our potential profitability to be negatively affected.

Location at page 12.

Please note that we have eliminated the following previously included conflicts, which we now believe are immaterial: (a) we do not believe that the 2% gross sales payments to SenCer are a potential or actual conflict of interest because there is an incentive by SenCer to provide the igniter technology licensing or the sale of the igniter process to receive the 2% payments; (b) we do not believe that payment of our shares coupled with General Automotive’s payment of their shares to Emerging Markets Consulting, LLC and Byrd and Company, LLC are conflicts because although they hold ownership in both us and General Automotive, they no longer perform services for General Automotive; and (c) we do not believe that SenCer and General Automotive each owning 36.18% of our outstanding shares is a conflict because their respective ownership is aligned with their providing services to us.

Response to Comment 10

In each instance where the shares were transferred by Byrd & Company, LLC or Emerging Markets Consulting, LLC: (a) the transfers occurred prior to the registration statement being filed; (b) although the transferees are selling security holders, none of the shares so transferred were registered pursuant to the S-1 Registration Statement; (c) the transfers were valid sales reflecting consideration by the transferor and the transferee and/or valid gifts under the federal securities laws. Also see our disclosure under “Selling Security Holders” at 2) and 3).

The common stock shares being offered in this Prospectus are an illiquid investment and their transferability…page 13

Response to Comment 11

We have revised the last sentence to remove any implication of imposing requirements on investors that are inconsistent with the Securities Act, including Securities Act Section 14.

This risk factor now states the following:

The common stock shares being offered in this Prospectus are an illiquid investment and their transferability is subject to significant restriction.

There is presently no market for the common stock shares that the selling shareholders are offering, and we cannot be certain that a public market will become available, or that there will be sufficient liquidity to allow for their sale of transferability within the near future, or at all. Even if we do obtain a quotation, there is no assurance that a sufficiently active market will develop to sell your shares. Accordingly, the purchaser of the common stock shares should consider that there shares may be illiquid and/or present difficulties in their sale or transferability.

Location at page 13.

Dilution, page 15

Response to Comment 12

We have added the following chart below our dilution section:

Equity Issuances and Pricing

Offering Price Per Share	$0.25	*
Share Price of 21,500,000 shares we paid to our co-founders, General Automotive and SenCer	$0.01	**
Tangible Book Value Per Share as of March 31, 2010	$0.01

*	We have arbitrarily determined our offering price of 25 cents per share.
**	See “Selling Security Holders” and Note 6 to our financial statements

Selling Security Holders, page 15

Response to Comment 13

In order to rely on Securities Act Section 415(a)(1)(i), the securities to be registered must be “offered or sold solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The common shares offered by our selling shareholders for resale pursuant to the Registration Statement were initially sold to our non-affiliate shareholders in transactions exempt from registration in reliance on Securities Act Section 4(2) for transactions not involving a public offering. We will not receive any of the proceeds from the resale of our common shares. Pursuant to Rule 152 promulgated by the Commission, an exempt private offering will not be integrated with a subsequent public offering, even though subsequent to such private placement, the issuer decides to make a public offering and/or file a registration statement. Under SEC interpretations, the Staff has historically considered a private placement to have been “completed” for purposes of Rule 152 if commitments are in place from all investors subject only to conditions outside their control under circumstances not involving any additional investment decision. See Black Box Incorporated, 1990 SEC No-Act. LEXIS 926 (avail. June 26, 1990); Squadron, Ellenoff, Pleasant & Leher, 1992 SEC No-Act. LEXIS 363 (avail. Feb. 28, 1992). See also Division of Corporation Finance Manual of Publicly Available Telephone Interpretations Supplement—March 1999. Rule 415 is available for secondary resale offerings made on a continuous basis.

Giving due consideration to the requirements of Rule 502 under the Securities Act including the five factor test articulated in subsections (a) through (e) thereof, we believe that there is no basis on which the prior private placement should be integrated with the proposed resale registration.

Notwithstanding the foregoing, in order to allay any concern that the Staff may have regarding the size of the proposed offering relative to the number of our outstanding shares, we have amended the Registration Statement to reduce the number of common shares offered in Amendment Number 2, as follows: (a) the Law Office of Frederick M. Lehrer, P.A. shares, from 200,000 to 0; (b) James Byrd, Jr.’s shares, from 1,300,000 to 837,000; and (c) James Painter’s shares, from 1,350,000 to 867,000. The number of shares to be registered by other selling security holders remains the same. The total shares to be registered have been reduced by 1,146,000, from 3,955,000 to 2,809,000.

Response to Comments 14 and 15

We have included the following addition disclosure to address the matters in comments 14 and 15

Byrd & Company has rendered the following strategic planning services:

a)	Working with management to assist the Company to become an SEC reporting company;

b)	Introduce SEC counsel and an SEC qualified auditor to the Company;

c)	Working with professionals to gather and prepare all documents necessary for the audit, and SEC and Blue Sky filings;

d)	Working with our management to develop our business plan;

e)	Providing office space and use of administrative staff to coordinate the collection, organization and delivery of all documents and files necessary for audit and other processes;

f)	Working with SEC counsel in the preparation of the S-1;

g)	Acting as a liaison between the Company and its professionals throughout the “going public” process;

h)	Coordination and participation in planning meetings with management and the Board of Directors on all strategic matters, such as review of licenses, agreements, joint venture documents executive summaries; and

i)	Advising the Company on development of a plan for positioning the Company for potentially obtaining government grants or other financial assistance with regard to development or deployment of products and general business, operational, financial, sales and marketing or other advisory services as requested by our management

Byrd & Company will continue to perform the above services, as well as at the appropriate time, assist the company in locating a market maker to file a Form 15c2-11 application on our behalf.

Paragraph 4 of the consulting agreement between Byrd & Company, LLC and the Company (Exhibit 10.5), provides that all shares are deemed to be fully earned at the time the agreement is executed by the parties. As such, consideration has been fully paid by both parties to the agreement. Although the services are to be provided over a 12 month period, as of June 30, 2010, approximately 60% of the services have been rendered by Byrd and Company, LLC to the Company, with only 30% of the shares it holds being registered on the S-1 registration statement. None of the shares paid to Byrd & Company, LLC pertain to creating a market for the Company’s securities and represent securities, which are registered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrants is a subsidiary. In other words, Byrd & Company, LLC is selling its securities solely for its own account and for its own investment purposes and not on behalf of the Company.

Paragraph 3 of the consulting agreement between Emerging Markets Consulting, LLC and the Company (Exhibit 10.4), provides that all shares are deemed to be fully earned at the time the agreement is executed by the parties. As such, consideration has been fully paid by both parties to the agreement. Although the services are to be provided over a 12 month period, as of June 30, 2010, approximately 40% of the services have been rendered by Emerging Markets Consulting, LLC to us, with only 30% of the shares it holds being registered on the registration statement. From February 2010 to present, the services that have already been performed are:

1)	Meeting with our management to determine general market positioning as a public company, creating a corporate profile for us and reviewing the profile with our management;

2)	Conducting market research of public companies in similar technology fields and advising management on desirable capital structure, consistent with public market valuations of other similar companies;

3)	Advising our management on the nuances of the public markets with regard to having our shares trading on the OTCBB as opposed to exchange trading;

4)	Working with management to develop a plan and approach to marketing, public relations and investor relations once we become publicly traded;

5)	Assist management in development of its corporate website, including specific guidance on the creation of areas of investor relations, SEC filings, development of code of ethics and Regulation FD compliance and other investor information;

6)	Assist us in developing investor packages and establishing internal investor and shareholder relations protocols and practices; and

7)	General consultation with management regarding all other areas of marketing, public relations, investor relations and shareholder relations as needed.

Emerging Markets Consulting, LLC has publicly disseminated no information in conjunction with the above tasks that they have already performed. Emerging Marketing Consulting, LLC will perform investor relations services on our behalf; however, no such shares paid to Emerging Markets Consulting, LLC pertain to creating a market for our securities and therefore conform to the requirements of Securities Act Rule 415(a)(1) in that they are securities which are registered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrants is a subsidiary.” In other words, Emerging Markets Consulting, LLC is selling its securities solely for its own account and for its own investment purposes and not on our behalf.

See our disclosure under “Selling Security Holders” at 2) and 3).

Location at page 15.

Response to Comment 16

We have reconciled the paragraphs before the selling security holder table with the numbers continued in the corresponding footnote by disclosing the following:

2) Byrd & Company, LLC, a Florida Limited Liability Company controlled by James Byrd, Jr. and to whom we issued 2,800,000 shares of our common stock in exchange for strategic planning and other services, transferred 200,000 of those shares to a third party, John Schoene, in a private transaction for unrelated legal services rendered. That 200,000 shares transfer resulted in Byrd & Company, LLC holding 2,600,000 shares. In addition, Mr. Byrd, through his SEP-IRA account, purchased 190,000 shares of common stock, at 10 cents per share, in our private placement. These transactions resulted in Mr. Byrd having a total of 2,790,000 shares under his control, as further detailed in the table and footnote 1 below.

3) Emerging Markets Consulting, LLC, a Florida Limited Liability Company that is controlled by James Painter, to whom we issued 2,800,000 shares of our common stock in exchange for marketing, media, shareholder and investor relations and consulting services, gifted 100,000 of those shares to two individuals in private transactions. In addition, Mr. Painter’s wife, Ryan Painter, purchased 190,000 shares of common stock, at 10 cents per share in our private placement. Therefore, these transactions resulted in Mr. Painter having a total of 2,890,000 shares under his control, as further detailed in the table and footnote 2 below.

Response to Comment 17

Please see our responses to Comments 14 and 15 pertaining to services rendered and to be rendered by Byrd and Company, LLC and Emerging Markets Consulting, LLC. The Law Office of Frederick M. Lehrer, P.A. has performed services pertaining to our private offering of securities, Blue Sky research and filings, Form D filings, and the Form S-1 Registration Statement. The Law Office of Frederick M. Lehrer, P.A. continues to perform services for us pertaining to the Form S-1 Registration Statement. No shares are being registered on behalf of the Law Office of Frederick M. Lehrer, P.A. The fee agreement between us and The Law Office of Frederick M. Lehrer, P.A. provides that the 400,000 shares received as compensation are non-refundable and such fee is deemed earned upon execution of the fee agreement. All other security holders paid full cash consideration for our shares, including John Schone.

Response to Comment 18

We have disclosed that James Byrd and Douglas Nagel and any entity with which they are affiliated purchased the shares of our common stock in the ordinary course of business and at the time they purchased the shares as well as now they had no agreements, understandings or arrangements, directly or indirectly, with any person to distribute our securities.

Location at page 15.

Response to Comment 19

We have inserted the following table:

Related Shareholders	Names of Selling Security Holders/Number of Shares Owned*	Aggregate number of shares owned among related shareholders
Byrd related family members	James Byrd, Jr. (2,790,000 shares) James S. Byrd, Sr. (50,000 shares) Patricia L. Byrd (50,000 shares) Tucker H. Byrd (100,000 shares) Linda B. Portmann (150,000) Joseph V. Uricchio, Jr. (100,000 shares)	3,240,000

Painter related family members	James Painter (2,890,000 shares) James S Painter, Jr. (200,000 shares) Margo K. Painter (5,000 shares)	3,095,000

General Automotive employees or related family members**	Timothy L. Alford (10,000 shares) Paula Bausman (5,000 shares) Donald J. Becker (5,000 shares) Frank Bruno (15,000 shares) Neil J Gethin (5,000 shares) Shawn Powell Joseph (5,000 shares)	45,000

*	Each of the selling security holders listed above within and among each of the related individual categories (Byrd Family related family members, Painter related family members, and General Automotive related employees or related family members): (a) beneficially own their own shares of our common stock as specifically designated in the selling shareholder chart and above; (b) did not at the time of their purchase of our common shares nor now have any agreements, understandings, or arrangements between or among themselves to sell their shares with a view towards distribution thereof; (c) are not minor children living in the same household.

**	Doug Nagel, who is the trustee of the Douglas James Nagel Revocable Trust, is a consultant and shareholder of General Automotive, but not included in the above category or aggregate shares representing General Automotive employees or related family members. The Douglas James Nagel Revocable Trust owns 200,000 shares of our common stock.

Location at page 18.

Response to Comment 20

In the Selling Security Holder Table, we have disclosed by footnote that: (a) Daniel Luther exercises sole voting and investment power over the 50,000 shares held by Lugion Associates, Ltd (footnote 12) and (b) Douglas Nagel exercises sole voting and investment power over the 50,000 shares held by Douglas James Nagel Revocable Trust of 5/1/89 Amended power (footnote 13).

Location at page 17.

In the ownership chart, we have added the following disclosure:

a)	General Automotive’s Board of Directors by majority vote exercises sole voting and investment power over the 10,750,000 shares held by General Automotive;

b)	SenCer’s Board of Directors by majority vote exercises sole voting and investment power over the 10,750,000 shares held by SenCer;

c)	James Byrd, Jr. exercises sole voting and investment power over the 2,600,000 shares held by Byrd and Company, LLC; and

d)	James Painter exercises sole voting and investment power over the 2,700,000 shares held by Emerging Markets Consulting, LLC.

Location at page 46.

Description of Securities, page 20

Response to Comment 21

We have added the following disclosure required by Regulation S-K, Item 201(a)(2)(ii:

Should this registration be declared effective and we obtain a quotation on the OTC Bulletin Board, the holders of 2,809,000 shares will be able to sell their shares either because the registered shares are free-trading pursuant to an effective registration statement or provided that the applicable requirements of Rule 144 have been met, including that the registration statement has been declared effective, the shares have been held for at least 6 months and we are current in our SEC reporting requirements.

Location at p. 21.

Response to Comment 22

We have amended Exhibit 3.1 with the Florida Division of Corporations to reflect that our shares are “common stock” and filed the amended Articles of Incorporation as Exhibit 3.2.

Description of Business, page 21

Response to Comment 23

We have included additional disclosure in our description of business to (a) describe all relationships between General Automotive and SenCer and their respective officers, directors and other affiliates and (b) disclose when General Automotive and SenCer were incorporated, and (c) describe SenCer’s business.

Location at page 22.

Response to Comment 24

We have included the following additional disclosure:

General Automotive previously had a joint venture agreement dated July 22, 2008 with SenCer to develop the oxygen sensor and fuel cell technologies. That joint venture agreement was terminated as a result of, and replaced by, the current joint venture agreement dated December 6, 2009, which is attached to our filing as Exhibit 10.2. The July 22, 2008 joint venture agreement, unlike the current joint venture reflected in Exhibit 10.2, never proceeded with any business because the parties were unable to obtain funding for product development. Also, the original joint venture, unlike the current joint venture, did not include the “igniter” technology. Our co-founders, who are the parties to the joint venture agreement, required that the igniter technology be included in the joint venture for our benefit, and that we file a registration statement in an effort to become a registered SEC reporting company. Once it was determined that the business or product development plans of the original joint venture could not be met, both General Automotive and SenCer’s management determined that their respective business objectives would be better pursued by devoting their joint efforts to GreenCell, as reflected in the joint venture agreement attached as Exhibit 10.2.

Location at page 22.

Our Business, page 22

Response to Comment 25

We have removed any reference to SenCer developing any of our technologies and products, since we develop them ourselves with SenCer’s technological assistance, as set forth in the amended Technology License Agreement.

Location at pages - 7, 21, 22, 47.

Response to Comment 26

We have replaced the previous disclosure with the following:

Task 1. Igniter Development and Testing (CERIS)

The initial work has centered around the development of the proprietary conductive layers for the igniter. Conductive layers serve the purpose of providing a resistive heating element for the igniter. We have acquired final sources of all raw materials and equipment necessary to do initial and production runs. Dr. Creedon, our consultant, has provided the necessary calculations to conduct first trials of producing conductive perovskite, a material with the same type of crystal structure as calcium titanium oxide, which serves the purpose of creating the conductive resistive materials. Equipment has been acquired and installed to develop both a preliminary and production size capacity. These initial runs were in June 2010 and a round of first prototypes will be analyzed in July 2010. Once this first lot is analyzed we will focus on a first 12 volt and 24 volt finished unit, which will be used for display and testing for OEMS The 120 volt design will progress in parallel to the foregoing plan.

The initial design is complete and we have acquired a new production lot for the composite base. This material is 1/3 the price of the original prototypes that was developed by SenCer and the supplier has assured long term acquisition of this material, although we do not have a verbal or written agreement to ensure any prolonged acquisition of this material. We will run 2 lots of the composite base, one with the old chemistry, which is no longer available and one with the new lot. These will be analyzed to assure there is no degradation from the new chemistry.

All bench designs, which serve the purpose of testing the igniter designed to the OEM’s are complete. Additionally, we have leased and purchased several pieces of analytical equipment to assist us with final certification, including thermal expansion, particle analysis, mechanical test equipment and a high temperature reduced atmosphere furnace system. This equipment will allow us to fully characterize and test under all conditions for the igniter. Final bench programming to allow for CSA certification tests is half complete. In addition portable prototype demonstration packages are almost complete for showing potential customers a direct side by side comparison of our igniters against competitors’ igniters.

Task 2. Igniter Marketing / Patents. (CERIS).

We have developed a presentation to interest potential OEM partners. OEM partners are interested in another market source and would provide internal testing of our igniters prior to purchase. Once the initial prototypes are complete we will have our patent attorneys, Brian Shaw of Harter Secrest & Emery, LLP, conduct a patent review of the first 2 patents.

Task 3. Continued Product Development

Once the Igniter Development has concluded we will continue our development efforts on the Ceramic Oxygen Sensor (Ceros), Ceramic Oxide Brake Systems (Cerob), and Ceramic Oxide Fuel Cells (Cerofc). We have sought and will continue to seek partnerships with both commercial and government agencies. At the present time, no agreements, arrangements or understandings have been completed regarding those potential partnerships.

Phase I Work Scope—(CERIS) Igniter

Task 1. Igniter Development and Testing (CERIS)

We will fabricate a 12, 24 and 120 volt initial ceramic igniter design and synthesize the conductive compound and underlying substrate. Testing and will be done on hermetically coated and uncoated samples to characterize the best system. We will conduct marketing efforts in the form of parallel testing at original equipment companies and provide a written evaluation and input for final design to the original equipment companies. .

Design optimization efforts will fall into the following five subtasks.

Task 1.1 Fabricate Final Shape—We will work with industry end users to develop a 12, 24 and 120 volt standard shape and will develop further shapes based upon the manufacturer’s input. Several costing candidates will be investigated based upon different chemistries.

Task 1.2 Develop Cycling and Gas Ignition Bench Software—A standard set of test programs will be written to address multiple part testing. This standard software will be utilized on several bench systems for life cycle testing. These tests will conform to CSA requirements.

Task 1.3 Ink Development-Perovskite and Other Candidates—The candidate conductive powders, once synthesized, will be turned into a ceramic inks for eventual silk screening or injecting onto the substrates. Once dried and heated to high temperature, the inks form a target resistance that governs gas ignition voltage and temperature. The ink patterns themselves control the 12, 24, and 110 volt operation. The candidates will be evaluated based upon cost and performance (life).

Task 1.4 Cycling Tests Bench A—OEM data has revealed the need for 200,000 on/off cycles for acceptance testing and the need for 100% ignition at the respective 12, 24 and 110 volt specifications. This is a typical life cycle for home heating systems. Bench A will be used with an automated control system to gather cycle data including, current, voltage, calculated resistance, and temperature. Visual or Scanning Electron Microscope (SEM) and chemical (X-Ray diffraction) inspection will be done after multiple cycling to assess further what the life cycle characteristics are of the different voltage igniters .

Task 1.5 Percent Ignition Cycling Tests Bench B—An automated gas valve system will be programmed and setup to gather percent ignition and corresponding temperature of ignition success data. Timing of this test will closely resemble a typical gas furnace system.

Task 1.6 CSA Testing-Certification—Tests will be conducted at CSA facilities for final qualification .

Task 1.7 Other Shape Development—Through OEM requests, we will develop shape characteristics within the capability of the technology. New shape forms will be investigated for specific applications.

Task 2. Igniter Marketing / Patents. (CERIS).

Task 2.1 Product Design Review—The final assessment for manufacturing an initial lot of igniters will be made.

Task 2.2 Patent Filing—Patent applications will be reviewed and filed for the Ceris Product and ancillary process patents.

Task 2.3 Marketing: First OEM Tests—Once we test suitable igniters, a portable prototype station will be completed and presentations of the technology will be made available for evaluation to potential customers that want us to license our technology to them or enter into partner licensing arrangements or lead to market orders.

Task 3. Continued Product Development – Because of the core technology nature of the Ultratemp-C technology each of the continued products is a sequencing of the core technology. As an example, by taking the Ceris igniter and adding 3 more electronic layers we have either an automotive oxygen sensor (Ceros) or in reverse a fuel cell (Cerofc). By adding thermal insulator or thermal conducting layers we have a ceramic brake (Cerob). In all of these further products we are relying on the bonding developed on the UltraTemp-C technology. The bonding aspect is crucial to our development and final product because de-bonding of ceramic layers is a standard failure mechanism, thereby limiting life expectancy. The work scope of product development for each of these devices will follow almost exactly that outlined for the igniter, with each later device developed and tested during development.

Location beginning at pages 23 and 24.

Response to Comment 27

We have added the following disclosure pertaining to Comment 27.

SenCer Inc., through several years’ direct effort by Mr. David Burt, had developed the initial igniter technology and has successfully tested several prototypes for temperature and ignition. No outside sources, other than discussions with end users regarding requests to improve the technology were used. After transfer of the technology to us as outlined in the Technology License Agreement, we continued SenCer’s development and prototype testing by perfecting the synthesis of the core compounds for final design of the igniter and to test production techniques for these materials. In June 2010, we completed successful synthesis of the conductive compounds and substrate materials utilizing in-house production methods. We will be fabricating a first round of igniters by August 2010.

Location at p. 24.

Task 1. Igniter Development and Testing (CERIS), page 24

Response to Comment 28

We have revised our disclosure to more accurately reflect the status of our supplier arrangement by stating that “although the supplier has verbally assured us that we will be able to acquire the material on a long term acquisition basis, we have no verbal or written agreement of this nature, nor are there any assurances that we will be able to secure the material on a long term basis.”

Location at p. 24.

Response to Comment 29

We have clarified our relationship with Drs. Creedon and Ownby, as follows:

We use consultants on as-needed basis to assist us with design, material development, electron microscope, x-ray and chemical analyses. We have thus far used the services of Dr. Matthew Creedon and Dr. P. Darrell Ownby of the Missouri University of Science and Technology for those purposes, who invoice us for their services at the rate of $100 per hour. We have no written agreement with Dr. Creedon or Dr. Ownby pertaining to their consulting services nor do we intend to enter into any written agreement with them. Further, we do not intend to hire them as our employees. Both Dr. Creedon and Dr. Ownby hold PhD Degrees in Material Science.

Location at p. 31.

Response to Comment 30

We have updated our disclosure regarding our igniter development and testing as indicated by our updated disclosure relevant to Comments 26 and 27.

Location beginning at pages 23 and 24.

Phase I Work Scope (6 Months) CERIS Igniter, page 24

Response to Comment 31

We have revised our disclosure to state that Phase I development is 6 months, which we began in February 2010 and that we are on track with the milestone achievements of developing an in-house conductive materials synthesis for the igniter and to complete initial prototypes by the last week of July 2010.

Location beginning at pages 23 and 24.

Response to Comment 32

We have clarified our disclosure under Task 2.3, as follows:

Once suitable initial candidates are ready, through us and market leader testing, a portable prototype station will be completed and presentations of the technology will be made available for evaluation to potential customers that want us to license our technology to them or enter into partner licensing arrangements.

Location beginning at pages 23 and 24.

Competition, page 26

Response to Comment 33

SenCer has provided a version of the UltraTemp Technology commercially to several companies with similar bonded coatings. That version has been successfully tested at temperatures as high as 1650°C, and no de-bonding was evident of the layers. This testing provides us a basis upon which to proceed with the development of our device to be fabricated for operation below (1000°C). In our costing claims, these come directly from known costs on our current designs as compared with known costs from our discussions with competitors, who we plan to discuss potential involvement on a partnership arrangement or co-licensing arrangement with our technology.

Our Chief Technology Officer has furnished the Division of Corporation Finance with supplemental documents that support the claims in the first bullet point.

Location at page 18

Co-Partnership, page 26

Response to Comment 34

We have established a rapid prototyping technology and pilot plant production capability through our relationship with SenCer. This capability, which has been producing components for at least 10 years, involves a software based manufacturing system with robotic production systems for fabricating components. This is unique in the ceramic field because: (a) we can form final shape components without the need for expensive tooling and final diamond machining; and (b) the process can produce small devices less than 5 inches up to components that are massive for the ceramic industry 24 x 48 inch.

Our Chief Technology Officer has furnished the Division of Corporation Finance with supplemental documents pertaining to our rapid prototyping technology.

Location at page 28.

Response to Comment 35

Section 2.1 of the Technology License Agreement (Exhibit 10.3) reflects that SenCer has granted us the rights to manufacture or have manufactured all of our future igniter, automotive oxygen sensor and fuel cell products.

Marketing, page 28

Response to Comment 36

We have updated the disclosure (indicated by the underlined passage) in our Marketing Section to state the following:

Marketing

We will primarily market our future products to manufacturers, distributors and wholesalers in the home device, heating and cooling, automotive and medical industries, which does not involve mass marketing. Our initial marketing efforts will be limited to developing relationships with OEMs that have already been developed in those industries by our officers and establishing new OEM relationships and attending trade shows in the home heating, cooling, automotive and medical industries. To date, our Chief Executive Officer has attempted to develop relationships with OEMs that he already had developed in the past through his position as Chief Executive Officer of General Automotive, as well as new relationships with other OEMS; however, no agreements, permanent arrangements or understandings have been reached between those OEMS and us.

Location at page 29.

Governmental Regulation, page 28

Response to Comment 37

Our licensing agreement with SenCer does not currently cover licensing of medical devices. If medical devices are contemplated, they will be typically sensors and will be supplied as sub-components to medically regulated devices. Because medical devices are not part of our current operational plan, we have deleted all such references in the Prospectus.

Certification Requirements, page 29

Response to Comment 38

We have clarified our disclosure under Certification Requirements, as follows:

The Rochester Institute of Technology, through a department of labor grant to prepare a strategic business assessment of SenCer, acquired the CSA International regulations for hot surface igniters in conjunction with preparing an igniter business plan for us

Location at page 30.

Response to Comment 39

We have added the following disclosure:

The process for CSA certification is typically 1-2 months. We will pre-test the candidate igniters at our facilities and once assured of meeting the requirements outlined in the documented specifications, we will submit a set of test samples to CSA. CSA will then conduct their own independent tests outlined in the industry specifications to insure compliance.

Location at page 30.

Technology License Agreement, page 30

Response to Comment 40

We have added the following disclosure to clarify why the agreement requires “further licensing”.

Since our core products will involve technologies that will be used in manufacturing other products, as we enter into manufacturing, co-manufacturing or distribution agreements, a licensing of our technology will be an inherent element in such agreements.

Location under “Material Agreements”

Material Agreements, page 31

Response to Comment 41

We have added the following disclosure to the descriptions of Messrs. Valladao and Burt’s employment agreements with us:

Upon the termination of the employment agreement with cause by a majority vote of our Board of Directors, no rights will accrue to the employee prior to the termination date to receive any bonus fully-earned through the date of such termination.

If an employee’s employment is terminated due to death, the employee’s estate will be entitled to receive the base salary through the date of death and any bonus fully earned through the termination date. The employee’s surviving spouse will be eligible for continuation of family benefits subject compliance with the insurance plan provisions at the full premium rate for a one year period after the termination date due to the employee’s death. The employee’s estate will not be entitled to any other benefits.

In the event of the employee’s disability, either through mental or physical illness, the employee will be entitled to receive the based salary provided for in Section 3 of the agreement accrued through the date of death, any bonus fully earned through the termination date and severance equal to 12 months salary, paid in 12 equal monthly installments. In the event if the employee’s disability, the employee’s estate will be entitled to no other benefits.

Location at pages 32, 33.

Joint Venture Agreement,…page 31

Response to Comment 42

Material Agreements

Joint Venture Agreement between our co-founders, SenCer and General Automotive

We have added the following bolded disclosure (bolded only for illustrative purposes herein) to the description of our Joint Venture Agreement:

On December 6, 2009, SenCer, as a ceramic technology development and manufacturing company that has developed certain technology that has potential application in the automotive and home heating/cooling and appliance industries entered into a Joint Venture Agreement with General Automotive, an automotive parts importing and distribution company to form us and provide technology, marketing and advisory services to us. The agreement provides that Sencer, Inc. will provide its technical expertise and General Automotive will provide its marketing expertise to us. General Automotive will oversee all marketing of our products, and use its and our Chief Executive Officer’s already established relationships, and attempt to engage new relationships, to secure manufactures, co-manufacturers, and product distributors in arrangements, agreements, co-partnerships or sublicensing agreements. Sencer will continue to provide oversight of all development and technical aspects of our product development and manufacturing. Additionally, the agreement provides that: (a) there will be an initial three member board comprised of Dan Valladao, David Burt, and Samuel Reeder, each for a two year term; (b) our Bylaws will provide that board members may not be removed without a vote of holders of seventy-five percent of our issued and outstanding shares of our common shares voting at a duly called shareholder meeting; (c) we will have one hundred million (100,000,000) authorized shares; (d) we will seek to raise one million dollars of private capital; (e) James Byrd, Jr. (or his company) will provide consulting services to us in strategic business growth and development for which we will pay him 2,800,000) shares of common stock; (f) James Painter (or his company) will provide consulting in the areas of investor relations and shareholder relations, for which he will be paid 2,800,000 shares; (g) Law Office of Frederick M. Lehrer, P A will be paid 400,000 shares for SEC and related legal work; (h) SenCer and General Automotive will each receive 10,750,000 for their respective services, know-how and technology; (i) Dan Valladao will be our Chief Executive Officer and David Burt will be our Chief Technology Officer; (j) Dan Valladao will receive a salary of $5,000 per month for his work as Chief Executive Officer under a three year employment agreement and David Burt will receive an initial base salary of $2,500 per month, both of which will be provided for in a three year employment agreement effective January 1, 2010.

Location under “Material Agreements”.

Response to Comment 43

We have amended our bylaws and our Joint Venture Agreement (Exhibit 10.2) to state that a Board member may be removed upon the affirmative vote of such removal by a vote of more than seventy-five percent of the corporation’s issued and outstanding shares.

Technology License Agreement, page 31

Response to Comment 44

We have rewritten our disclosure regarding the Technology License Agreement.

Location under “Material Agreements”

Employment Agreement with David Burt, page 32

Response to Comment 45

We erroneously but inadvertently stated that the term of Mr. Burt’s employment agreement is for 36 months from January 1, 2010 to December 31, 2013; we have changed our disclosure to accurately reflect that the employment term is for 24 months from January 1, 2010 to December 31, 2012.

Location at page 33.

Liquidity, page 36

Response to Comment 46

We have added the following disclosure in our Liquidity Section:

We sought to raise up to $1,250,000 from our initial private offering. Due to market conditions, we were only able to raise $221,000 from that private offering. Management determined that the $221,000 amount was sufficient to complete development of a working prototype of the “igniter” and that it was in our best interests to close the offering and proceed with an S-1 Registration Statement because with a working prototype of at least one of its planned products, and with an SEC registered company, we would be in a better position to attract additional capital for further development of its products, and for bringing those products to market.

Please also note that we have disclosed that our future business plan is contingent upon raising additional funds to accomplish our remaining development and that failure to do so will result in our inability to fully implement our business plan.

Location at page 37.

Response to Comment 47

We misstated in Note 3 on page F-14 in Amendment Number 1 that to meet our cash needs, we expect to raise capital through a “public placement offering”. We have amended our disclosure in Amendment Number 2 to state “a private placement of our securities”.

Contractual Obligations, page 35

Response to Comment 48

Comment 48

We have added the bolded disclosure (bolded here only for illustrative purposes) below to our “contractual obligations”

Our technology license agreement provides for our having a long term obligation to pay SenCer on a quarterly basis, 2% of the gross sales or further licensing of the igniter technology, or the sale of the products which include the igniter technology. We believe that this royalty provision will have a limited impact on operations once we commercialize products because of the reduced material costs of our of the reduced material costs of our igniter compared to competitors. We have no other material long term debt or capital lease or purchase obligations or long term liabilities. We do have operating lease obligations as detailed in our Property Section at page 39.

Location at p. 37.

Plan of Operations, page 36

Response to Comment 49

Please see our response to Comment 46. In addition, we believe that our cost disclosures are accurate in Section 4.7 of Exhibit 10.1 with regard to our future capital needs.

Response to Comment 50

We have moved our Plan of Operations section to follow our Results of Operation section.

Transactions with Related Persons, page 38

Response to Comment 51

We have reconciled our disclosure in our Transactions with Related Persons Section with the second Note 7 to our financial statements, as follows:

On December 8, 2009, we entered into a twelve month operating lease for temporary office space with Byrd and Company, LLC which is controlled by James Byrd, our shareholder and consultant. The lease originally provided for a monthly payment of $2,500 plus sales tax, but was later canceled and replaced with a one-time payment of $10,000 for initial services provided in connection with coordinating initial audit and filings with the Commission, use of Byrd and Company, LLC’s office located in Orlando, Florida through April 2010, and initial use of Mr. Byrd’s administrative staff during the first 120 days of our operations. Mr. Byrd made the office space available to us free of charge for May 2010, at which time we changed our offices to SenCer’s offices in New York.

Response to Comment 52

We are not a shell company because we have operations and assets, both of which are not nominal; accordingly, we believe that any discussion regarding that would be superfluous:

We have added the following disclosure to our “Transactions with Related Persons, Promoters and Certain Control Persons” section:

SenCer and Us

We issued 10.75 million shares to our co-founder SenCer on December 8, 2009 in accordance with the terms of our Technology License Agreement with SenCer. The 10.75 million shares were valued by us and SenCer at a stipulated and agreed value of one penny ($.01) per share, which is the par value of the our common stock, or an aggregate value of $215,000(21.5 million shares at $.01 per share), and is so reflected in our financial statements. The accounting principle that forms the basis of the $215,000 valuation is that we are treating the technology license as an intangible asset as one with an indefinite life.

Location at p. 39.

Lease with General Automotive, page 39

Response to Comment 53

We erroneously but inadvertently included a subtitle “Lease with General Automotive”, which we have changed to “Temporary Corporate Headquarters lease with Byrd and Company, LLC”. In conjunction with our consulting agreement with Byrd & Company, LLC, we were able to use Mr. Byrd’s office through April, 2010 and he allowed us to continue in the space through May, 2010 without additional charge or compensation.

On May 4, 2010, we executed a lease for use of our space in Jerusalem, New York (Exhibit 10.8), and as of June 1, 2010 we consolidated our corporate office with our facility in New York, so that our corporate address is now 1 Keuka Business Park, Penn Yan, New York (14527). We have amended our disclosure throughout the S-1 to reflect all of the above matters, including our change of address.

Location at p. 39.

SenCer/Samuel Reeder, page 39

Response to Comment 54

We have disclosed additional terms of the Reeder Ventures loan.

Location at p. 40.

General Automotive, page 39

Response to Comment 55

We have reconciled the information with General Automotive’s SEC public filings.

Penny Stock Considerations, page 39

Response to Comment 56

We have changed our disclosure regarding penny stocks.

Location at p. 40.

Directors, Executive Officers, Promoters, and Control Persons, page 41

Response to Comment 57

We have added disclosure to conform to Item 401(c) of Regulation S-K under “ Our Directors’ Experience, Qualification or Skills”.

Location at page 44.

David Burt, page 42

Response to Comment 58

We have added the following disclosure background information to Mr. Burt’s biographical information after the first sentence of his biography:

SenCer has four employees: (a) Mr. Burt, its President; (b) an accounting/administrative person; (c) a quality assurance manager; and (d) a technician. SenCer’s business has primarily focused on research and development of ceramic based materials and has earned revenues ranging from $100,000 to $350,000 since its inception in 1994.

Location at page 43.

Security Ownership of Certain Beneficial Owners and Management, page 44

Response to Comment 59

We erroneously but inadvertently included disclosure that Dan Valladao and David Burt have sole voting and dispositive power over the 10,750,000 held each by General Automotive and SenCer, respectively. We have amended our disclosure in Amendment Number 2 to reflect that General Automotive and SenCer’s Board of Directors by majority note each have sole voting and dispositive power over the 10,750,000 shares they each entity so holds. Therefore, we believe that Messrs. Valladao and Burt should not be listed as beneficial owners in the shareholder table.

Location at page 46.

Response to Comment 60

Please see our response to Comment 59. There is no material risk that either Dan Valladao or David Burt would transfer “ownership” of our shares to satisfy debt or otherwise; individually they own no shares and any investment, transfer or dispositive power over the shares owned by General Automotive and SenCer is controlled by their individual Board of Directors as by majority vote.

Additionally, we have added disclosure that neither we or SenCer have any present intentions to transfer their ownership of their shares of our common stock to satisfy debt or otherwise, nor is there any agreements, understandings or arrangements to do so.

Summary Compensation Table, page 45

Response to Comment 61

We have included the salary amounts that Messrs. Valladao and Burt have received to date.

Location at p. 47.

Response to Comment 62

We have reviewed the relevant literature and do not believe the matters raised in Comment 62 require disclosure because:

1)	We are not a subsidiary of any public company, or prospective public company, including us, and our operations are not consolidated on a financial basis;

2)	Our operations are, in fact, separate from those of SenCer and General Automotive;

3)	Our financial accounting systems are separate from SenCer and General Automotive;

4)	The only financial transactions involving an invoicing of services rendered by SenCer to us;

5)	Dan Valladao and David Burt split their time between us and General Automotive and SenCer, respectively;

6)	Dan Valladao and David Burt are paid salaries only by the particular entity that they are employed with, i.e. there are no allocation or inter-company transfers to pay salaries;

7)	There are no inter-company transfers between us and General Automotive or SenCer, apart from payment of services; and

8)	We do not pay management fees, but we do reimburse our co-founders for any direct expenses that either one has incurred on our behalf.

Summary Equity Awards Table, page 45

Response to Comment 63

We have amended our disclosure to state that we do not pay Sencer or Mr. Burt for any services rendered other than the terms contained in our employment agreement with Mr. Burt and the amended Technology License Agreement between SenCer and us. When we first began our operations, we were paying Sencer a monthly fee and they were paying for all space and employees for us. Once we established a lease in our New York facility in our own name and hired all of the necessary employees directly, we ceased this practice and we are now paying for our rent, labor and other costs directly. Thus, other than the Amended Technology License Agreement and Employment Agreement, we do not have any agreements, written or verbal, pursuant to which we pay Mr. Burt or Sencer for services rendered to us.

Location at p. 47.

Financial Statements, page F-1

Response to Comment 64

We will file our financial statements for the period ending June 30, 2010 on or before August 15, 2010. We have included an updated consent letter in Amendment Number 2.

Response to Comment 65

SenCer General Automotive, our founding shareholders, were former members of General Automotive Advanced Technology Group, LLC (“GAAT”). SenCer and GAAT were parties to a Technology License Agreement dated July 21, 2008, wherein SenCer licensed certain technology to GAAT under a joint venture agreement. GAAT conducted no business, other than efforts to raise funds for the joint venture, which were not successful. SenCer and General Automotive terminated and canceled the July 21, 2008 Technology License Agreement and dissolved GAAT to form a new public company for the purpose of developing and marketing the technology referenced therein, as well as certain technology developed by SenCer known as the “igniter” technology, and for the purpose of attracting investors and financing. Because no business was conducted by GAAT in connection with developing, marketing, or producing any technology associated with the Technology Licensed Agreement. GAAT is not a predecessor company.

SenCer, one of our founding shareholders, is a company located in Penn Yan New York and does not represent our predecessor operations. SenCer has been in business for over ten years, producing, developing, and marketing products that have nothing to do with the technology covered by the Technology License Agreement. The principal shareholder of SenCer recognized that the automotive marketplace represented a new emerging market opportunity for the igniter technology and other technology he wanted to develop and market for the automotive and related industries that would benefit from the igniter technology. As indicated above, a public company offers opportunities to attract capital, which is needed to bring emerging technology to the marketplace. SenCer is an ongoing business which conducts its business on its behalf, maintains its own books and records, and files its own corporate federal and state tax returns. Its ongoing business is not our business, which is limited to products that will be developed and sold in connection with the terms and provisions of the new technology license agreement.

Statement of Operations, page F-3

Response to Comment 66

We have followed your guidance in Comment 66 and made the changes appropriately.

Notes to the Financial Statements, page F-2

Note 1. Organization and nature of operations, page F-6

Accounting Period, page F-6

Response to Comment 67

Note 1 has been revised to state the following:

“Accounting period”

“The Company has adopted a fiscal year accounting period that begins on April 1 and ends on March 31 of any given year.”

Note 6. Stockholders Equity, page F-16

Response to Comment 68

Note 6. Stockholders’ Equity, page F-16

SenCer and General Automotive were members of a Florida Limited Liability Company named General Automotive Advanced Technology Group, LLC (“GAAT”). SenCer and GAAT were parties to a Technology License Agreement dated July 21, 2008, wherein SenCer licensed certain technology to GAAT, or its subsidiaries, under a joint venture arrangement. SenCer and GA terminated and cancelled the July 21, 2008 Technology License Agreement and dissolved GAAT to form a new public company for the purpose of developing and marketing the technology referenced therein, as well as certain technology developed by SenCer known as the “igniter” technology for the purposes of attracting investors and financing the venture (See Note 1—Organization and nature of operations).

SenCer and GA formed a new company, Greencell Incorporated (“GC”) and a new Technology License Agreement dated December 8, 2009 was executed between the parties. The original Technology License Agreement was replaced and deemed terminated and void for all purposes, had no further effect whatsoever, and neither party had any further obligations with regards to the original Technology License Agreement.

All parties to the new Technology License Agreement agreed to issue SenCer and GA, our founding shareholders, 10.75 million shares each, or a total of 21.5 million shares at a stipulated and agreed value of one penny ($.01) per share, which is the par value of the our common stock. Therefore, the Technology License was valued at $215.000 (21.5 million shares at $.01 per share), which is the total that appears on the face of the balance sheet under the caption, “Other assets.”

In accordance with FASB ASC Topic 350-35-15, we are treating the technology intangible asset as one with an indefinite life for the following reasons:

1.	The expected life of the intangible asset by us is for an indefinite period of time and as long as we continue with the sale of our products. All of our future sales of our products will be based on the igniter technology covered by the Technology License Agreement. Therefore, if the Technology License Agreement is revoked, we will be unable to generate any revenue;

2.	we expect to sell products using the igniter technology for the indefinite future;

3.	there are no significant legal, regulatory, or contractual provisions that may limit the license’s useful life;

4.	the Technology License Agreement has an indefinite life, provided that we perform all our obligations.

5.	there is no need for renewal or extensions; and

6.	we do not anticipate a high level of expenditures for maintenance for the products, currently under final development, and being readied for market, to obtain the expected future cash flows for the products when they enter the marketplace.

We will test the intangible for impairment at least on an annual period, or more frequently if events or circumstances indicate possible impairment.

Exhibits

Response to Comment 69

Exhibits, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 had already been signed as of the time of the filing of our original S-1 Registration Statement; however, we inadvertently failed to include the appropriate signature designation (/s/), which we have now included.

Exhibit 5.1

Response to Comment 70

The Law Office of Frederick M. Lehrer has amended its legal opinion to state that “the Law Firm also consents to the reproduction of this opinion as Exhibit 5.1 to the Registration filed with the Commission.”

Exhibit 10.3

Response to Comment 71

The inclusion of language referencing the “Operating Agreement” was mistakenly but inadvertently included in the technology license agreement (Exhibit 10.3). We have amended this agreement to remove any reference to an operating agreement and re-filed the amended technology license agreement as Exhibit 10.9.

Exhibit 10.4

Response to Comment 72

Section Avii of Exhibit 10.4 states that EMC will provide to have the Client featured on www.emergingmarketsllc.com and www.themicrocapreport.com. No such information has been featured on those websites and there is no intention by us or Emerging Markets Consulting, LLC to publish any information regarding us on those websites during the pendency of the registration statement or thereafter until our common stock is quoted on the OTC Bulletin Board, if ever.

Exhibit 10.8

Response to Comment 73

Exhibit 10.8

Response to Comment 73

Exhibit A to Exhibit 10.8 consists of drawings of the buildings where SenCer’s and our offices are located including a separated space for office/laboratory and a larger pilot plant. We consider Exhibit A to be immaterial to an understanding of the lease and immaterial otherwise; however, we have provided Exhibit A on a supplemental basis for the Division’s examination.

We hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) we may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding the foregoing, please contact our legal counsel Frederick M. Lehrer at (561) 210-8599 or (561) 706-7646.

Sincerely yours,

/s/ Daniel Valladao
Daniel Valladao
Chief Executive Officer